 1-A/A LIVE 0001766570 XXXXXXXX 024-10953 true false false HCo Cape May LLC DE 2018 0001766570 7011 83-1404287 0 0 2100 POWERS FERRY ROAD S.E. SUITE 370 ATLANTA GA 30339 8334264260 Kendall Almerico Other 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 -34013.00 0.00 0.00 Indigospire Voting Shares 1000 N/A N/A 0 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N Y Y N 70000 0 500.0000 35000000.00 0.00 0.00 0.00 35000000.00 North Capital Private Securities Corp 227500.00 Kendall A. Almerico PA 100000.00 154559 34672500.00 false false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true